
Mail Stop 4720   November 18, 2010

Ms. Irina Cudina
President and Chief Executive Officer
Farmacia Corporation
204/2 Alba Yulie Street, Suite 68
Kishineu, MD 2001, Moldova

> **Re: Farmacia Corporation**
> **Registration Statement on Form S-1**
> **Amendment no. 3 filed November 2, 2010**
> **File No. 333-163815**

Dear Ms. Cudina:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Please file a black lined version of your document marked to show changes with all future amendments. Please refer to Rule 472 (a) of the Securities and Exchange Act of 1933.

2. Please update the discussion in the prospectus to the most recent date practicable.

3. Please identify the agent or trustee who will hold the proceeds until you have sold the minimum number of shares. Please file the agreement with the trustee. The agreement must clarify that the trustee or agent has agreed to hold the funds for the benefit of the potential investors until all contingencies have been satisfied.

4. As your intended operations are in Moldova and intend to conduct your offering in Moldova, please tell us why you are registering the offering in the United States in light of the costs and continuing reporting obligations. Please note that you are not required to register an offering in the US because you intend to use US banks. Please also tell us why you intend to apply for inclusion for quotation in the Over-the-Counter Bulletin Board.

Cover Page

5. Please revise the reference to possible quotation on the OTC Bulletin Board to simply state that you intend to apply for inclusion in the quotation service. Please retain the current language that public trading in your common stock may never materialize. In addition, until your application is approved, the disclosure should indicate that you have not received approval of your application.

6. We note your response to comment 2 and reissue the comment. As previously requested, you have not disclosed that Ms. Cudina is apparently your only creditor and anticipated creditor nor have you explained why actions by Ms. Cudina or other creditors "could preclude or delay us in refunding your money." Please revise your cover page to clarify that the creditor who could preclude you from refunding the money is Ms. Cudina. Additionally, explain how Ms. Cudina could delay the refund of the money.

Summary
Our Business, page 5

7. Please expand the discussion to indicate, if true, that you intend to apply for a business license upon completion of the offering.

Selected Financial Data, page 6

8. Please update this information to as of the latest balance sheet date included in the filing. This comment also applies to your disclosure of financial information in other sections of the filing, such as risk factors, use of proceeds, and dilution.

Risk Factors

9. Please include a separate risk factor to clarify that while depositing money in a trust account may preclude creditors from accessing funds in the trust account during the subscription period, these funds may be subject to creditors' claims once funds are transferred to the company's bank account. In addition, please expand the discussion to indicate that the offering proceeds may be utilized to repay the company's indebtedness and, as a result, the company may not have sufficient funds available to implement its business plan.

"We lack an operating history and have losses…," page 7

    10. Please update the amount of losses you have incurred since inception.

"Because our sole director and president is not a pharmacist…," page 7

    11. If your proposed hours of operation may require the services of more than one pharmacist and related personnel, please revise the risk factor accordingly.

"If we do not attract customers due to competition…," page 8

    12. Please expand the discussion to indicate the approximate number of pharmacies in Kishineu with whom you will compete.

"We do not intend to pay dividends…," page 8
"It may not be possible to affect the service of process…," page 8

    13. Please revise to provide a discussion of each of these risks and potential consequences. Your discussion should identify facts that make your company susceptible to the risk.

"We might require obtaining special licenses…," page 9

    14. Please expand the discussion to state whether you are currently aware of any existing or proposed requirements for special licenses or other applicable regulatory requirements other than a business license. If applicable, please describe the proposed regulatory requirements.

"Because our sole officer and director will only be devoting limited time…," page 9

    15. Please expand the discussion to explain what you mean by "sporadic" and "periodic interruptions or suspensions of operations." For example, will the pharmacy be open only if Ms. Cudina is at the facility and, if so, will the pharmacy only be open a maximum of 20 hours per week. In addition, please explain how the possible irregular hours of operations may affect your attempts to develop a customer base.

"Because there is a trust account for your subscription…," page 10

    16. Please expand the discussion to explain why the risk identified and the discussion that follows presents a risk to investors or the company. In the alternative, please delete the risk. In addition, please tell us the basis for your statements regarding the protection investors will have in the event of bankruptcy or legal action by creditors.

    17. If you have concluded that the trust account protects potential investors from a petition for involuntary bankruptcy during the subscription period, in an appropriate location in your document discuss how the trust provides this protection. The discussion should include:

- Identification of the jurisdictions which laws will apply to any potential garnishment or bankruptcy proceeding;
- Provide an expanded discussion of the material provisions of these laws;
- Clarify whether these laws will protect potential investors from proceedings pertaining to Ms. Cudina, the company, or both; and
- Clarify whether Ms. Cudina has waived any claims she may have against the offering proceeds.

Use of Proceeds, page 11

18. We note the financial statements for July 31, 2010 reflect a liability to related parties in the amount of $9,380. Please revise the presentation to reflect the amount of proceeds, if any, you will use to repay this indebtedness. In addition, please advise us as to the specific nature of the expenditures that comprise this indebtedness. We may have additional comments.

19. We note the allocation for "audit, accounting and filing fees." Please tell us what filing fees you are referring to in this allocation. If the reference is to fees incurred in connection with the filing of your registration statement, it would appear that such expenditures would be covered by the amount you have already allocated to offering expenses. In this regard, we note the information contained in Part II of the registration statement and the fact the amount allocated to SEC Registration Fee and accounting fees and expenses is almost identical to the amount you have allocated to "audit, accounting and filing fees" in your use of proceeds section.

20. We note your response to comment 23. Your response appears to imply that if you receive the maximum amount of proceeds you will pay $1,000 for the same website development services that you will only pay $300 for if you only raise the minimum amount of services. Please either describe the different features your website will have if you are able to spend $1,000 or explain why you would pay $1,000 for the same services you can obtain for $300.

Plan of Distribution; Terms of the Offering, page 15

21. Please expand the discussion to define the term "tombstones" and to describe specifically in which countries the tombstones will appear and where the investment meetings will be held.

22. We note the statement that you "intend to sell our shares outside of the United States." Please expand the discussion to clarify whether the sales will occur solely outside of the United States or whether the sales may occur outside the United States as well as in the United States.

23. Please tell us whether the potential investors at meetings, business associates and friends and relatives to whom Ms. Cudina may offer the securities are residents of the United States.

24. We note the statement that an investor will not have the right to withdraw their funds during the offering. Please reconcile this statement with clause 5 of the subscription agreement which provides an investor the right to cancel their subscription within two days after the agreement is signed.

Procedures for Subscribing, page 17

25. Please reconcile the statements in the risk factors section and the plan of distribution section which suggest investors' funds will be protected from creditors with the fact investors funds apparently will be deposited into your bank account. In this regard, we note investors are directed to make their checks payable to the company directly without regard to a bank trust account and the restrictions and protections, if any, such an account may provide. In addition, we note that these checks apparently may be deposited in any bank account in the company's name and, accordingly, may be accessible by you without regard to the offering minimum or other restrictions.

26. We note the subscription agreement does not refer to the bank trust account or make any reference to the representations in the prospectus concerning the use of or return of investors' funds. Please advise or revise.

27. Please reconcile the offering price stated on the cover page of the prospectus with the offering price referred to in the subscription agreement.

Management's Discussion and Analysis, page 18

28. We note the statement that "the difference between the minimum and maximum amount relates to the website development, marketing and advertising, equipment and office furniture, and hiring one employee." The use of proceeds discussion on page 11, however, does not indicate any variance with respect to the number of employees under either scenario. Please advise or revise.

Plan of Operation, page 19

29. We note your response to comment 6 and reissue the comment. As previously requested, please expand the business section to describe the process and requirements for obtaining a business license.

30. We note that if you cannot generate sufficient revenues to continue operations, you will suspend or cease operations. Please expand the discussion to indicate what, if anything, if you plan to do with any offering proceeds that remain upon cessation of operations.

Results of Operations, page 20

31. Please revise your disclosure to discuss operating results for the nine months ended July 31, 2010. Refer to Item 303(b) of Regulation S-K.

Liquidity and capital resources, page 20

32. We note your discussion is as of October 31, 2009. Please update the discussion to the most recent practicable date.

Business – General, page 20

33. Please revise the discussion of your business to clarify that you intend to conduct your business through US banks, provide your rationale for this practice and explain the extent to which you intend to transaction your business in US currency and US credit cards and which other currencies you will use. To the extent that fluctuating exchange rates present a risk to your company, provide a separate discussion describing the risk and potential consequences. Also, please expand the discussion to explain the importance of internet and telephone banking for your current and proposed business activities and clarify why it is easier for you to use the bank services of a US bank instead of a local financial institution.

34. We note the reference to your hours of operation. Please expand the discussion to reconcile this discussion with your risk factor disclosure concerning Ms. Cudina's limited availability and its potential effect on the company and its operations.

Target Market, page 21

35. We note your responses to comments 41-44 and reissue the comments. Please note the comments requested disclosure in the prospectus. Please expand the description of your business to discuss:
    - The competition that currently exists in Kishineu;
    - Describe the other businesses that provide similar goods and services;
    - Explain how you intend to compete with these businesses; and
    - Explain the term "electronically controlled."

36. We note that based on the data you have already provided that there appears to be a minimum of at least 233 pharmacies already operating in Kishineu. Assuming the existing pharmacies are already operating in many of the most desirable locations and in light of your intent to choose a retail location as far as possible from other pharmacies, the discussion should address the difficulties you may encounter as a result of the late entry into the business you have selected and how you intend to address the issues you may encounter. For example, if your operations are located in a relatively remote and under-populated site, how do you propose to attract customers away from your competitors.

Regulatory Requirements, page 22

37. Please expand the discussion to indicate the approximate number of pharmacies in Kishineu that are accredited, the benefits of obtaining the accreditation, and state

whether you intend to obtain such accreditation. If you intent to obtain accreditation, please briefly describe the process, requirements and anticipated cost.

38. We note your response to comment 46. Please revise your registration statement to clarify that you believe you will be able to meet all regulatory requirements. Additionally, disclose here and throughout your registration statement that you do not intend to return proceeds from the offering if you are not able to satisfy all applicable regulatory requirements.

39. We note your response to comment 47. Please include the response in the prospectus as well as an explanation how you are able to state the benefit of using your services is your convenient location. In this regard, we note you have not determined your location and one of the criteria for the selection of location is to choose a retail location as far as possible from other pharmacies.

Financial Statements

Notes to Financial Statements

Note 3 – Related Party Transactions, page 37

40. Refer to your response to our prior comment 53. In your response to our January 15, 2010 letter, you stated "It is agreed between the company and Ms. Cudina that donated consulting services and donated rent will be valued at $250 per month each." Please revise your disclosure to state this fact. Further, please clarify whether such amounts were determined pursuant to an written agreement.

Financial Statements – July 31, 2010
Notes to Financial Statements

Note 1 – Basis of Presentation, page 42

41. There appears to be no disclosure in this note to the interim financial statements. Please include disclosure comparable to your basis of presentation note to the audited financial statements on page 34. Refer to Rule 8-03(b) of Regulation S-X and related Instructions to Rule 8-03.

General

42. As previously requested, please file a currently dated letter of consent from your independent accountant.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your exhibits, amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Don Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Richard O. Weed, Esq.
       Weed & Co., LLP
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